

CONNECTING PEOPLE AT THE PLACES WE REMEMBER

Larry Bieza
larry@lyfmap.com

@lyfmap

Lyfmap is building a time machine.





We are facing the greatest ever loss of recorded history. Over the next 30 years the great majority of Baby Boomers will pass away. All of their memories will be wiped. Billions of their paper photographs, each one a time slice of human history, will be discarded.

Lyfmap is determined to prevent this from happening.

Lyfmap.com (lifemap) is a map based social history network.

Lyfmap allows you to save all the memories of your life at the map locations where they happened, anywhere in the world, then connects you with others who share those same great locations. Sort of a Facebook for locations, minus the negativity.

Think about how we define ourselves; as from our neighborhood, our schools, our workplaces, our city.

Lyfmap leverages the tribal nature of humans, these location bonds, to create network effects

Lyfmap's business model allows local small businesses to offer deals of their choice, by placing them on the map on a daily basis to be seen by local users. Sort of like Groupon, but can actually be PROFITABLE for the business!

Because SMB advertising budgets are typically small, Lyfmap offers significant value with an extremely low price of $10 per ad. This platform model will be rolled out on a city by city basis with the possibility of $100 Million annual revenue in the US alone. The total market for only restaurant advertising is over 63 Billion.

Go to Market Plan: We will limit our costs by rolling out our Lyfmap promotional effort on a city by city basis. There are local memory Facebook groups in cities that will allow for no cost promotion. Additionally, local media promotion of Lyfmap will be used in conjunction with this offer to potential Lyfmap users:

Free scanning of all paper photos for anyone who lives in the target city. This service will accomplish 3 goals: First, it will capture 100% of age 50+ users (our initial target demo) as we save their scanned photos on Lyfmap. While their photos are being scanned, we will educate them on how to use Lyfmap. And as these photos are added to Lyfmap's database this moat of proprietary data continues to expand.

Site metrics (We are in early stages):
Using only no cost promotion on 2 Facebook groups we have tripled MAU's to 2000+

Average time spent on site by returning users: 12+ minutes.

Having been never prompted by reminder emails, over 25% of registered users have already added one or more memories on Lyfmap.

Team:

Larry Bieza Founder. Serial entrepreneur.

Dusan Lalic Software Development at Sportradar - 2 years at Lyfmap (contract).

Deb Reidle, Jean Day, Michael Larkin, Kevin Carlson, Pat Thraen (POWER USERS-each adding 1000+ memories on Lyfmap so far!)